Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陸金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON JUNE 25, 2025

Reference is made to the circular (the “Circular”) of Lufax Holding Ltd (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the extraordinary general meeting of the Company (the “EGM”) dated May 29, 2025. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that at the EGM held on June 25, 2025 at 10:00 a.m. Hong Kong time at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China, the Notice of which was given to the Shareholders on May 29, 2025, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the EGM are as follows:

Ordinary Resolutions		Number of Votes Cast and Percentage (%)
		For	Against
1.	To remove PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company.	1,434,224,866 (99.97%)	360,096 (0.03%)

2.	Conditional upon the passing of the resolution 1 above, to appoint Ernst & Young and Ernst & Young Hua Ming LLP as the auditors of the Company to fill the vacancies and to re-appoint them as the auditors of the Company to hold office until the annual general meeting for the year ending December 31, 2025, and to authorise the Board to fix their remuneration.	1,418,754,652 (98.90%)	15,830,310 (1.10%)

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 2, all resolutions were duly passed as ordinary resolutions.

(b)

As of the Share Record Date, the total number of issued and outstanding Shares was 1,733,377,784 Shares (excluding 56,304,860 treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s share incentive plans).

(c)

There was no Shareholder that was required to abstain from voting in respect of the resolutions at the EGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the EGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the EGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions at the EGM was 1,733,377,784 Shares.

(e)	The Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM.

(f)	All Directors attended the EGM in person or by electronic means.

By Order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, June 25, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.

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